SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)



                           HALOZYME THERAPEUTICS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   40637H 10 9
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


   ADAM S. GOTTBETTER, 488 MADISON AVENUE, NEW YORK, NY 10022 (212)  400-6900
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)


                                 MARCH 11, 2004
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------------      -----------------------------
          CUSIP NO. 40637H 10 9
---------------------------------------------      -----------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          RICHARD P. GENOVESE
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b)  X
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS      00

--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)
                                                                             |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                CANADIAN
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER         2,478,825 ( SEE ITEM 5)

       NUMBER OF         -------------------------------------------------------
         SHARES           8    SHARED VOTING POWER       N/A
      BENEFICIALLY
        OWNED BY         -------------------------------------------------------
     EACH REPORTING       9    SOLE DISPOSITIVE POWER    2,478,825 ( SEE ITEM 5)
      PERSON WITH
                         -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER  N/A

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         2,478,825 ( SEE ITEM 5)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11  6.3%

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                        IN

--------------------------------------------------------------------------------

 ITEM 1.      SECURITY AND ISSUER.
              The title of the class of equity securities to which this statement relates is common stock, $.001 par value (the "Common Stock"), of Halozyme Therapeutics, Inc., a Nevada corporation (the "Company"). The address of the principal executive offices of the Company is 11588 Sorrento Valley Road, Suite 17, San Diego, California 92121.

 ITEM 2.      IDENTITY AND BACKGROUND.

              This statement on Schedule 13D is being filed by Richard P. Genovese. His business address is Chateau Perigord II, 6 Lacets, Saint Leon, Bloc F, Etage II, Apt. OF112, Monte Carlo, 98000, Monaco.

              Mr. Genovese is principally employed as president of Monaco Capital & Communications S.A.M., whose principal executive office is Le Montaigne-7, Avenue de Grande, Bretagne, Monte Carlo, 98000, Monaco.

              Mr. Genovese is a citizen of Canada.

              During the last five years, Mr. Genovese has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), Mr. Genovese was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              The funds used to acquire the Company's Common Stock were Mr. Genovese's capital stock of DeliaTroph Pharmaceuticals, Inc. dba Hyalozyme Therapeutics, Inc., a California corporation ("Hyalozyme").

 ITEM 4.      PURPOSE OF TRANSACTION.

              Effective March 11, 2004, pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 28, 2004, among Hyalozyme, the Company (formerly known as Global Yacht Services, Inc.) and Hyalozyme Acquisition Corporation, a wholly owned subsidiary of the Company ("Merger Sub"), the Merger Sub merged with and into Halozyme, with Halozyme remaining as the surviving corporation (the "Merger").

              Although the Company acquired Hyalozyme as a result of the Merger, the shareholders of Hyalozyme hold a majority of the voting interest in the combined enterprise. Additionally, the Merger resulted in Hyalozyme's management and Board of Directors assuming operational control of the Company.

              The following lists a summary of the structure of the Merger and matters completed in connection therewith:

              o On January 28, 2004, pursuant to an investment round completed simultaneously with the signing of the Merger Agreement, Hyalozyme raised equity capital of approximately $8.1 million.

              o The shareholders of the Company amended and restated the Company's Articles of Incorporation to change the Company's corporate name to Halozyme Therapeutics, Inc., increased the authorized number of shares of Common Stock to 100 million and authorized 20 million shares of preferred stock.

              o The Company issued 34,999,701 shares of its restricted Common Stock, 6,886,807 options and 11,758,460 warrants to purchase shares of its Common Stock to the shareholders of Hyalozyme in exchange for 100% of their issued and outstanding common stock, options and warrants to purchase Hyalozyme's common stock.

              o A total of 4,296,362 shares of the Company's outstanding Common Stock were redeemed by the Company from three shareholders in exchange for $42,303, or approximately $0.01 per share.

              o The Company's shareholders before the Merger own approximately 10% of the issued and outstanding shares of the Company's Common Stock, based on 38,899,701 shares outstanding after the Merger.


ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

             (a)-(b) Mr.  Genovese  is  the  direct  and  beneficial   owner  of
                     2,478,825 shares of the Company's Common Stock representing approximately 6.3% of the issued and outstanding shares of the Company's Common Stock, based on 39,421,906 issued and outstanding. The 2,478,825 shares of Company Common Stock includes (i) 1,642,431 shares of Common Stock of the Company and (ii) 836,394 warrants to purchase Common Stock of the Company.

              (c) On March 2, 2004, Mr. Genovese purchased 400,027 shares of the Company from various sellers. Except for this purchase and the merger transaction described in Item 3 above, Mr. Genovese did not engage in any transaction in the Company's Common Stock.

              (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. Genovese.

              (e) Mr. Genovese continues to be the beneficial owners of more than five percent of the outstanding Common Stock of the Company.

ITEM 6.       CONTRACTS, ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH THE
              ISSUER.

              There is no contract, arrangement, understanding or relationship (legal or otherwise) between Mr. Genovese and the Company with respect to any securities of the Company, including but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              EXHIBIT A Agreement and Plan of Merger, dated January 28, 2004 among the Company, Merger Sub and Halozyme.*

              *Incorporated by reference to the Company's Information Statement on Schedule 14C filed with the Commission on February 17, 2004.

                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





May 5, 2004                                      /s/ Richard P. Genovese
                                                 -----------------------------
                                                     Richard P. Genovese